Exhibit 99.1

15 March 2021

PureTech Health plc

Notice of Results

PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”) plans to publish its annual report and financial results on Thursday, April 15, 2021 at 2:00 AM EDT / 7:00 AM BST. The report will include the Company’s financial results for the year ended December 31, 2020 as well as its cash balance for the first quarter ending March 31, 2021. PureTech also plans to provide an overview of progress across its Wholly Owned Pipeline and Founded Entities in addition to the Company’s approach to environmental, social and governance (ESG) practices.

A presentation and conference call for analysts will take place at 9:00 AM EDT / 2:00 PM BST on the day of publication, and a webcast of the presentation will be available on the Company’s website at https://investors.puretechhealth.com/events-presentations.

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to discovering, developing and commercializing highly differentiated medicines for devastating diseases, including intractable cancers, lymphatic and gastrointestinal diseases, central nervous system disorders and inflammatory and immunological diseases, among others. The Company has created a broad and deep pipeline through the expertise of its experienced research and development team and its extensive network of scientists, clinicians and industry leaders. This pipeline, which is being advanced both internally and through PureTech’s Founded Entities, as of the date of PureTech’s most recently filed Registration Statement on Form 20-F, was comprised of 24 therapeutics and therapeutic candidates, including two that have received FDA clearance and European marketing authorization. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points based on the Company’s unique insights into the biology of the brain, immune and gut, or BIG, systems and the interface between those systems, referred to as the BIG Axis.

For more information, visit www.puretechhealth.com or connect with us on Twitter @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are or may be forward-looking statements, including statements that relate to the company’s future prospects, developments, and strategies. The forward-looking statements are based on current expectations and are subject to known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, our expectations regarding the potential therapeutic benefits of our therapeutic candidates and those risks and uncertainties described in the risk factors included in the regulatory filings for PureTech Health plc. These forward-looking statements are based on assumptions regarding the present and future business strategies of the company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, neither the company nor any other party intends to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact: Investors	EU media	U.S. media

Allison Mead Talbot +1 617 651 3156 amt@puretechhealth.com	Ben Atwell, Rob Winder +44 (0) 20 3727 1000 ben.atwell@FTIconsulting.com	Stephanie Simon +1 617 581 9333 stephanie@tenbridgecommunications.com